PENNTEX MIDSTREAM PARTNERS, LP

11931 Wickchester Ln., Suite 300

Houston, TX 77043

May 7, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Mara L. Ransom
Division of Corporation Finance

Re:	PennTex Midstream Partners, LP
Amendment No. 4 to Registration Statement on Form S-1
Filed April 16, 2015
File No. 333-199020

Ladies and Gentlemen:

This letter sets forth the responses of PennTex Midstream Partners, LP (the “Partnership,” “we,” “our” and “us”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated April 30, 2015 (the “Comment Letter”) with respect to Amendment No. 4 to Registration Statement on Form S-1 filed by the Partnership on April 16, 2015 (the “Registration Statement”). Concurrently with the submission of this letter, the Partnership has filed through EDGAR Amendment No. 5 to the Registration Statement with the Commission (the “Amended Registration Statement”).

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment.

Our Cash Distribution Policy and Restrictions on Distribution

Our Minimum Quarterly Distribution

Estimated Cash Available for Distribution through June 30, 2016, page 59

1.	It appears that available cash to fund expansion capital expenditures represents amounts to be borrowed under the senior notes or revolving credit agreement. Please revise the description of this available cash in the table on page 61 to clearly describe the source of the funding.

Response: The Partnership acknowledges the Staff’s comment and has revised pages 62 and 63 of the Amended Registration Statement to address the Staff’s comment.

Assumptions and Considerations

Financing, page 67

2.	We note from your disclosure on page 59 that you expect cash generated from operations for the quarters ending June 30, 2015, September 30, 2015 and December 31, 2015 to be less than the amount needed to pay the full minimum quarterly distribution on all of your common units and subordinated units. To cover the shortfall, you may use borrowings under your revolving credit facility to fund a portion of the distributions to your unitholders. Your disclosure in footnote 4 on page 62 and on page 67 under the “Financing” heading also assumes the issuance of senior notes to fund capital expenditures associated with the completion of your initial assets. Please revise footnote 4 on page 62 and the disclosure under the “Financing” heading on page 67 to disclose the interest rates under the senior notes and revolving credit facility and the basis for the assumed interest rates. In addition, tell us your consideration of disclosing the impact on projected interest expense if you fund expansion capital expenditures by borrowings under the revolving credit agreement.

Response: The Partnership acknowledges the Staff’s comment and has revised pages 62, 63, 68 and 69 of the Amended Registration Statement to address the Staff’s comment.

3.	We note that you intend to borrow funds under your revolving credit agreement to fund distributions. Please tell us what consideration you gave to including interest on such borrowings in the table of estimated cash available for distribution.

Response: The Partnership acknowledges the Staff’s comment and has revised pages 62 and 63 of the Amended Registration Statement to address the Staff’s comment.

Notes to the Consolidated Financial Statements

5. Long Term Debt, page F-23

4.	We note your disclosure that the Company entered in an amendment to the revolving credit facility and that certain changes are effective only upon the closing of an initial public offering of PennTex Midstream Partners, LP that meets certain conditions, including gross proceeds of $150 million and repayment of all outstanding borrowings under the revolving credit facility. Among the later-effective changes are an increase in the commitment amount of the revolving credit facility from $60 million to $145 million and a change in the maturity date to the third anniversary of the IPO effective date. Please explain to us why the amount of the revolving credit facility commitment differs from the amounts disclosed in note (e) to the pro forma balance sheet on page F-5 and on page 68 under the “Financing” heading.

Response: The Partnership acknowledges the Staff’s comment and respectfully advises the Staff that the $60 million senior secured revolving credit facility and the amendment thereto described in Note 5 to the Audited Consolidated Financial Statements of PennTex North Louisiana, LLC (“PennTex Operating”), refers to PennTex Operating’s revolving credit facility and has been described in such financial statements as the debt of PennTex Operating, the Partnership’s predecessor company. In addition, as described on pages 10 and 91 of the Amended Registration Statement, at the closing of the offering, the Partnership will acquire all of the equity interests in PennTex Operating and use a portion of the net proceeds from the offering to repay all outstanding borrowings under and terminate PennTex Operating’s revolving credit facility. In anticipation of such repayment and termination, we have further amended PennTex Operating’s revolving credit facility on May 6, 2015 to provide for the repayment and early termination of such credit facility in connection with the closing of the offering and to nullify the prior amendments as described on page F-40 of the Amended Registration Statement. Accordingly, PennTex Operating’s revolving credit facility will terminate in connection with the closing of the offering and the amendments to PennTex Operating’s revolving credit facility described in Note 5 to the Audited Consolidated Financial Statements of PennTex Operating in Amendment No. 4 to the Registration Statement will not become operative.

The $275 million revolving credit facility described in note (e) to the pro forma balance sheet on page F-5 and on page 68 of the Amended Registration Statement under the “Financing” heading refers to the Partnership’s new revolving credit facility that will become effective upon the closing of the offering.

*      *      *      *

In connection with the above responses to the Staff’s comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel, Ryan J. Maierson, at Latham & Watkins LLP, at (713) 546-7420.

Very truly yours,

PennTex Midstream Partners, LP

By:	PennTex Midstream GP, LLC,
its general partner

By:	/s/ Steven R. Jones
Steven R. Jones
Chief Financial Officer

Cc:	Stephen M. Moore
PennTex Midstream Partners, LP

Ryan J. Maierson

Latham & Watkins LLP

Douglas E. McWilliams

Vinson & Elkins L.L.P.

D. Alan Beck

Vinson & Elkins L.L.P.

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